Exhibit 99

A

For immediate Release

Alcon Presents New Study Results on

Patanol® Solution at ARVO Meeting

FORT WORTH, Texas - May 7, 2003 - Alcon, Inc. (NYSE:ACL) presented results of two new studies involving Patanol® (olopatadine hydrochloride ophthalmic solution 0.1%) at the May 4-9 meeting of the Association for Research in Vision and Ophthalmology (ARVO) in Fort Lauderdale, Florida.

One of the studies shows that olopatadine, the active ingredient in Patanol, does not disrupt or damage cellular integrity, unlike antihistamines used to treat allergic conjunctivitis. Olopatadine is a dual acting antihistamine and mast cell stabilizer

The study examined the non-specific membrane effects of various antihistamines and compared them with those produced by olopatadine on the same membrane preparations. The non-specific effects noted using model membranes were confirmed by using intact biological membranes (i.e., RBC's, human corneal epithelial cells, and human conjunctival mast cells), and by assessing the integrity of cell membranes through a determination of the release of intracellular molecules (i.e., hemoglobin, lactate dehydrogenase [LDH], and histamine, respectively).

The affinity of the antihistamines for model membranes was directly correlated with drug-induced histamine release from human conjunctival mast cells. This study showed that, unlike topical antihistamines, olopatadine does not non-specifically interact with cell membranes and thus does not disrupt or damage cellular integrity.

"A lack of non-specific membrane activity makes olopatadine a safer, more comfortable product, as evidenced in published clinical results," explained John M. Yanni, Ph.D., Vice President, Pharmaceutical Research, R&D.

The evaluation of other commercial concentrations of eye drops for allergic conjunctivitis involved in this study - including epinastine, ketotifen and azelastine - showed that these drugs are capable of disrupting ocular surface cell membranes via non-specific membrane interactions.

First-Ever Study

Another study being presented by Alcon involves the first-ever in-vivo demonstration of the mast cell stabilizing effect in the human eye. In this study, researchers evaluated the effects of olopatadine on mast cell mediators via the release of histamine, cellular infiltrate and up-regulation of ICAM and correlated it with clinical signs and symptoms in the human eye. This double-masked, randomized, contralaterally controlled clinical study used a modified conjunctival allergen challenge (CAC) model, in which clinical signs and symptoms were recorded 5, 10, 20, 30 minutes and 5 hours after CAC.

The results of this study demonstrated that olopatadine reduced the release and effect of mast cell derived mediators in the human eye. Itching and hyperemia were significantly reduced (p<0.01) by olopatadine compared to placebo at all time points. Also, compared to placebo, olopatadine significantly reduced the number of neutrophils (p=0.015) and total number of cells (p=0.015) at 30 minutes, as well as the number of eosinophils (p=0.0002), neutrophils (p=0.003), lymphocytes (p=0.01) and total number of cells (p=0.001) at five hours post CAC. Histamine tear levels were dramatically lower after challenge in olopatadine treated eyes compared to placebo. In addition, ICAM-1 expression on epithelial cells was significantly reduced in olopatadine treated eyes compared to placebo, at both 30 minutes and 5 hours.

Alcon is the world's leading eye care company and has been dedicated to the ophthalmic industry for more than 50 years. Alcon, an affiliate of Nestlé (NESZn.VX), develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, competition from other drugs already on the market or competitive drugs that reach the market in the future, challenges inherent in new product manufacturing and marketing, developments in legal cases and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Doug MacHatton (Alcon Investor Relations)

800-400-8599

Mary Dulle (Alcon Public Relations)

817-551-8058

www.alconinc.com